Filed Pursuant to Rule 433

Registration No. 333-215833

August 15, 2018

PRICING TERM SHEET

(to Preliminary Prospectus Supplement dated August 14, 2018)

Issuer:	CenterPoint Energy, Inc. (the “Issuer”)

Security:	Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $1,000 per share (the “Series A Preferred Stock”)

Liquidation Preference:	$1,000 per share plus accumulated and unpaid dividends

Legal Format:	SEC Registered

Anticipated Ratings*:	Baa3 / BBB / BB+ (Moody’s / S&P / Fitch)

Size:	800,000 shares (representing an aggregate liquidation preference of $800,000,000)

Trade Date:	August 15, 2018

Expected Settlement Date**:	August 22, 2018 (T+5)

Term:	Perpetual, unless redeemed by Issuer on or after September 1, 2023, or in connection with a Ratings Event.

Public Offering Price:	$1,000 per share; $800,000,000 total

Dividend Payment Dates:	Semi-annually, in arrears on March 1 and September 1 of each year, commencing on March 1, 2019 and ending on September 1, 2023 and thereafter quarterly in arrears on the 1st day of March, June, September and December of each year.

Dividend Rate (Cumulative):	From the issue date to, but excluding September 1, 2023, 6.125% and thereafter at a floating rate per annum equal to three month U.S. dollar LIBOR on the related dividend payment date plus 3.270%.

Optional Redemption:	On or after September 1, 2023, the Issuer may, at its option, upon not less than 15 nor more than 60 days written notice, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $1,000 per share, plus any accumulated and unpaid dividends thereon to, but excluding, the redemption date.

Special Optional Redemption upon a Ratings Event:	At any time within 120 days after the conclusion of any review or appeal process instituted by the Issuer, if any, following the occurrence of a Ratings Event, the Issuer may, at its option, redeem the Series A Preferred Stock in whole, but not in part, at a redemption price in cash per share equal to $1,020 (102% of the liquidation preference of $1,000) plus an amount equal to all accumulated and unpaid dividends thereon to, but excluding, the redemption date, whether or not declared.

CUSIP/ISIN:	15189TAS6 / US15189TAS69

Joint Book-Running Managers:

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

J.P. Morgan Securities LLC

MUFG Securities Americas Inc.

Mizuho Securities USA LLC

RBC Capital Markets, LLC

Barclays Capital Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Senior Co-Managers:	PNC Capital Markets LLC Regions Securities LLC TD Securities (USA) LLC U.S. Bancorp Investments, Inc. Citigroup Global Markets Inc. Wells Fargo Securities, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC Comerica Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The term “Ratings Event” has the meaning ascribed to it in the Preliminary Prospectus Supplement dated August 14, 2018.

**

We expect that delivery of the Series A Preferred Stock offered hereby will be made against payment therefor on or about August 22, 2018, which will be the fifth business day following the date of pricing of the Series A Preferred Stock (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Series A Preferred Stock on the initial pricing date of the Series A Preferred Stock or the next two succeeding business days will be required, by virtue of the fact that the Series A Preferred Stock initially will settle in T+5, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or J.P. Morgan Securities LLC collect at 1-212-834-4533.